UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GAMMON GOLD INC.
(Exact name of Registrant as specified in its charter)

Quebec, Canada	Not applicable
(State or other jurisdiction of in	(I.R.S. Employer
Company or organization)	Identification No.)

1701 Hollis Street	B3J 2Z1
Suite 400, Founders Square, P.O. Box 2067	(Zip Code)
Halifax, Nova Scotia
(Address of principal executive offices)

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
                                                                                                            (206) 903-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to Purchase common shares, no par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box : [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:  [  ]

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Securities to be registered

Background

Effective as of August 19, 2010, the board of directors (the “Board”) of Gammon Gold Inc. (“Gammon”), approved the entering into of a Shareholder Rights Plan Agreement, dated as of August 19, 2010, between Gammon and Computershare Investor Services Inc., as rights agent (the “Rights Agreement”), which agreement contained the terms of a shareholder rights plan applicable to Gammon’s shareholders (the “Rights Plan”). The Rights Plan must be approved by holders of Gammon’s Common Shares within six months.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which does not purport to be complete, and is qualified in its entirety by reference to the text of the Rights Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein. All capitalized terms used but not defined herein are defined in the Rights Agreement.

Term

The Rights Plan was effective as of August 19, 2010 (the "Effective Date"), and will, in the event that it is not re-approved in accordance with the annual meeting of shareholders of Gammon to be held in 2013, expire on the date that such meeting terminates, subject to earlier termination or expiration of the Rights (as defined below) as set out in the Rights Plan.

Issuance of Rights

Pursuant to the Rights Plan, effective as of August 19, 2010, the Board authorized the issuance, effective at the close of business (Toronto time) on the Effective Date, of one right (a "Right") in respect of each Common Share outstanding at the close of business (Toronto time) on the Effective Date (the "Record Time") and authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with Gammon’s Common Shares and will not be exercisable or transferable separately from Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates (as defined below) and will be transferable separately from Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time", which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

(a)

a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding;(ii) a "Permitted Bid" or "Competing Permitted Bid" (each as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

(b)

the date of commencement of, or the first public announcement of an intention of any Person (other than Gammon or any of its subsidiaries) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" as of the Business Day prior to the date of exercise. The Market Price is defined as the average of the daily closing prices per Common Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding the date of exercise. For purposes of this determination, the closing price per common share of any securities on any date is:

(a)

the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange (as determined by volume of trading for the relevant 20 consecutive Trading Days) on which such securities are listed or admitted to trading;

(b)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(c)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

If, for any reason, none of such prices is available on such day, the closing price per common share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, the amount will be translated into Canadian dollars on such date at the Canadian dollar equivalent thereof, as determined in accordance with the Rights Agreement.

Effective as at the close of business on the tenth Trading Day following a transaction which results in a person become an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of Voting Shares as registered on the books of Gammon, other than the offeror;

•	the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the takeover bid (i) prior to the close of business on the date which is not less than 60 days following the date of the takeover bid and (ii) only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

•	the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, Voting Shares may be deposited pursuant to the takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for prior to the close of business on the date which is not less than 60 days following the date of the takeover bid;

•	the takeover bid shall not have been made if, at the commencement of the takeover bid, the offeror or any of its affiliates in connection with the takeover bid possessed information about Gammon or its affiliates, unless the Offeror and any such affiliates shall have entered into a confidentiality agreement with Gammon within three months prior to the commencement of the takeover bid; and

•	the Takeover Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid is will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:

(a) any Acquiring Person;

(b) any Offeror, subject to certain exceptions contained in the Rights Agreement;

(c) certain affiliates, associates and related persons of such Acquiring Person or offeror;

(d) any person acting jointly or in concert with such Acquiring Person or offeror; and

(e) any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of Gammon or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a take-over bid.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

(a)

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(b)

the shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per Common Share at which the shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Independent Shareholders, the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

(c)

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock- Up Bid and 50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another takeover bid or transactions exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid.

Waiver and Redemption

The Board may waive the application of the Rights Plan prior to the occurrence of a Flip-In Event with prior consent of the holders of Voting Shares if the Flip-In event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular. In the event of such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following shareholder approval of the waiver. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares of Gammon at the time of granting the waiver. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities that may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Gammon. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

Gammon may make amendments to the Rights Agreement at any time to correct any clerical or typographical error and may make amendments that are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules. Gammon may, with the prior approval of the holders of Voting Shares in accordance with the terms of the Rights Agreement (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Rights Agreement.

Item 2.	Exhibits

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on August 30, 2010.

GAMMON GOLD INC.

By:  /s/ Rene Marion
       Name: Rene Marion
       Title:   President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated as of August 19, 2010, between Gammon Gold Inc. and Computershare Trust Company of Canada, as rights agent

2.2	Form of Rights Certificate (included as part of Exhibit 1 hereto)